U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

FORM 4


-----     Check this box if no longer
          subject to Section 16. Form 4
          or Form 5 obligations may continue.
          SEE Instruction 1(b).

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940.

1.  Name and Address of Reporting Person:

     CALIANESE MCPARTLAND       ELIZABETH                J.
    ------------------------------------------------------------
    (Last)                    (First)                 (Middle)


     521 ORADELL AVENUE
    ------------------------------------------------------------
    (Street)

     ORADELL                    NJ                    07649
    ------------------------------------------------------------
    (City)                     (State)                 (Zip)

2.  Issuer Name and Ticker or Trading Symbol:

                       EMERSON RADIO CORP. (MSN-AMEX)

3.  IRS or Social Security Number of Reporting Person (Voluntary):

               ###-##-####

4.  Statement for (Month/Year):  03/98

5.  If Amendment, Date of Original (Month/Year):


6.  Relationship of Reporting Person to Issuer (Check all applicable):

     Director                          10% Owner
-----                             -----

  X   Officer (give title below):       Other (specify below):
-----                               -----

                      VICE PRESIDENT-HUMAN RESOURCES, SECRETARY
                    ------------------------------------------

TABLE I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.Title of   2.Trans-  3.Trans-   4.Secur-  5.Amount   6.Own-   7.Nature
Security     action    action     ities     of         ership   of In-
(Instr.3)    Date      Code       Acquired  Securi-    Form:    direct
             (Month/   (Instr.    (A) or    ties       Direct   Bene-
             Day/      8)         Disposed  Benefi-    (D) or   ficial
             Year)                of (D)    cially     In-      Owner-
                                  (Instr.   Owned at   direct   ship
                                  3,4 and   End of     (I)      (Instr.
                                  5)        Month      (In-     4)
                                            (Instr.    str.
                                            3 and 4)   4)
--------     -------   -------    ------    -------    ------   -------
  NONE


Reminder:   Report on a separate line for each class of securities  beneficially owned directly or indirectly.



TABLE II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (E.G., puts, calls, warrants, options, convertible securities):


1.Title      2.Conversion   3.Trans-    4.Trans-     5.Number     6.Date
of           or Exercise    action      action Code  of Deriv-    Exer-
Derivative   Price of       Date        (Instr.8)    ative        cisable
Security     Derivative     (Month/                  Securi-      and Ex-
(Instr.3)    Security       Day/Year)                ties         piration
                                                     Acquired     Date
                                                     (A) or       (Month/
                                                     Disposed     Day/
                                                     of (D)       Year)
                                                     (Instr.
                                                     3,4 and
                                                     5)
--------     ----------     --------     ---------   -------      -------
EMPLOYEE       $2.25        05/13/97      D (1)      10,000       Exercis.:
STOCK                                                (D)          (2)
OPTION                                                            Exp.:
(RIGHT                                                            10/1/06
TO BUY)                                                           (2)


EMPLOYEE       $1.00        05/13/97      A          10,000       Exercis.:
STOCK                                                (A)          (2)
OPTION                                                            Exp.:
(RIGHT                                                            10/1/06
TO BUY)                                                           (2)




7. Title        8.Price of      9.Number       10. Owner-     11.Nature
and             Derivative      of Deriv-      ship Form      of In-
Amount of       Security        ative          of Deriva-     direct
Underlying      (Instr. 5)      Securities     tive Secur-    Bene-
Securi-                         Bene-          ity:          ficial
ties                            ficially       Direct (D)     Owner-
(Instr.3                        Owned at       or Indirect    ship
and 4)                          End of         (I)            (Instr.4)
                                Month          (Instr.4)
                                (Instr.4)
----------      ----------      ---------      ----------     --------
Common                             -0-              D
Stock
30,000

Common                            30,000            D
Stock
30,000


Explanation of Responses:

(1) Cancellation of option in connection with grant of replacement option due to repricing of the existing option.

(2) The reported transaction involved the repricing of an existing option which provided for vesting in three equal installments beginning October 1, 1997. The vesting terms remain unchanged.



     /s/ Elizabeth J. Calianese McPartland       March 23, 1998
      --------------------------------------     ----------------
      **Signature of Reporting Person               Date


**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).